 1-A/A LIVE 0001011901 XXXXXXXX 024-10841 WEBB INTERACTIVE SERVICES INC CO 1994 0001011901 7819 84-1293864 2 0 3940 LAUREL CANYON BLD #160 STUDIO CITY CA 10001 347-983-9208 Steve Slome Other 33.00 0.00 0.00 0.00 33.00 6095.00 0.00 6095.00 -6062.00 33.00 0.00 0.00 0.00 -7062.00 0.00 0.00 MALONEBAILEY, LLP Common Stock 3092676667 94748P104 OTC Series A Preferred 10000000 n/a n/a Series B Preferred 1000000 n/a n/a Series C Preferred 8500 n/a n/a 0 true true false Tier2 Audited Equity (common or preferred stock) Y N Y Y N N 1400000000 3092676667 0.0050 5000000.00 2000000.00 0.00 0.00 7000000.00 0.00 0.00 0.00 0.00 Nathaniel Reinking 2500.00 0.00 0.00 6897500.00 true AK AL AR AZ CA CO CT DC DE FL GA HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS MT NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AK AL AR AZ CA CO CT DC DE FL GA HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS MT NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false Webb Interactive Services, Inc. Common Stock 2700000000 0 100% Allocation Media as determined by Board of Directors Webb Interactive Services, Inc. Common Stock 100000000 0 Services rendered by former officer; price and number of shares determined by Board of Directors Webb Interactive Services, Inc. Common Stock 400000000 0 $10,000 cash. Price determined by Board of Directors Webb Interactive Services, Inc. Series C Preferred Stock 8500 0 $8,500 cash. Price determined by Board of Directors. Exempt from registration under Rule 4(a)(2) of the Securities Act.